Filed Pursuant to Rule 433 Registration No. 333-172508 March 18, 2011 Investor Presentation – March 2011

Safe Harbor Statement MATTERS DISCUSSED IN THIS PRESENTATION CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THIS DOCUMENT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE, " "MAY," "INTEND, " "EXPECT " AND SIMILAR EXPRESSIONS IDENTIFY SUCH FORWARD-LOOKING STATEMENTS . THESE FORWARD -LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES, ASSUMPTIONS, AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED, EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS . THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, RISKS AND UNCERTAINTIES ASSOCIATED WITH THE IMPACT OF ECONOMIC, COMPETITIVE AND OTHER FACTORS AFFECTING THE COMPANY AND ITS OPERATIONS, MARKETS, PRODUCTS AND CUSTOMERS, AND OTHER FACTORS DETAILED IN THE PROSPECTUS FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES AND PERIODIC REPORTS FILED BY THE COMPANY WITH THE SEC. THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES . BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING . YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. THE COMPANY OR THE PLACEMENT AGENT WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING (305) 572-4200. ALTERNATIVELY, YOU MAY ACCESS THESE DOCUMENTS THROUGH THE “INVESTOR RELATIONS ” SECTION OF THE COMPANY’S WEBSITE AT WWW.BASiNC .COM.

Transaction Summary Company Overview Facilities Overview Industry Overview Industry Overview – Growth Drivers Major Customers

Transaction Summary Bioanalytical Systems Inc. (NASDAQ:BASI) Issuer: Bioanalytical Systems, Inc. (“BASi”) Exchange / Stock Symbol: NASDAQ: BASI Industry: Health Care Services: Contract Research Services and Products Type of Offering / Gross Proceeds: Registered Securities Offering of $5.0 million Securities Offered: Each Unit Consists of Series A Convertible Preferred Stock with Warrants Use of Proceeds: $1.0M: Purchase of Laboratory Equipment $4.0M: Working Capital, General Corporate Purposes, and Transaction Costs Placement Agent: Ladenburg Thalmann & Co. Inc.

Company Overview Bioanalytical Systems, Inc. provides contract drug development services and research equipment to leading global pharmaceutical, medical research and biotechnology companies and institutions . The Company offers an efficient, variable -cost alternative to its clients' internal product development programs . Founded in 1974 and is headquartered in West Lafayette, Indiana. 4 facilities located in West Lafayette, IN; Evansville, IN; McMinnville, OR; and Warwickshire, England . Has 240 full-time employees and 15 part-time employees . Dec. 31st, 2010 LTM Revenue of $30.5 million / Dec. 31st, 2010 LTM EBITDA of $2.4 million BASi operates in two business segments – contract research services and research products, both of which address the bioanalytical, preclinical, and clinical research needs of drug developers . Contract Research Services: Provides screening and pharmacological testing, preclinical safety testing, formulation development , regulatory compliance and quality control testing for drug developers . Research Products : Designs, develops, manufactures and markets products focused on expediting preclinical screening of developmental drugs. Bioanalytical Systems Inc. (NASDAQ:BASI) Page 5

Facilities Overview

BASi's state of the art facilities located in the U.S. and Europe provide clients with fast, reliable, and precise clinical research studies that are quality assured and compliant with federal guidelines.

Facilities Overview		
Site	**Space (ft^2)**	**Business Units**
West Lafayette, IN	115,000	Bioanalytical Services including GxP sample analysis, Immunochemistry and Biomarkers, GMP Pharmaceutical Analysis, Product R&D, Manufacturing
Evansville, IN	90,000	GLP Preclinical Toxicology and Pathology
McMinnville, OR	8,500	Bioanalytical Services including GxP sample analysis
Warwickshire, UK	10,000	Bioanalytical Services including GxP sample analysis

- BASi utilizes the latest key laboratory software applications to achieve accurate data analysis and cost effectiveness, including:
  - MasterControl: Monitors quality, document, and compliance management throughout product life-cycle
  - Watson LIMS: Simplifies workflow for labs by delivering functionality for reanalysis and increasing reporting speed
  - AB Sciex: Analyst Software Validation manages FDA requirement to validate electronic record-keeping systems
  - TotalChrom: Manages Chromatography data quickly and efficiently
  - SoftMax Pro GxP: Streamlines data acquisition and analysis

- The Company's facilities are fully compliant with quality assurance and federal guidelines:
  - QAU Audits by members of the Society for Quality Assurance for every study from protocol initiation to submission of final report
  - Good Laboratory Practice (GLP) training programs, facility inspections, and report audits
  - Facilities are inspected by FDA and EPA representatives every 2-3 years
  - Maintain AAALAC Accreditation, USDA Registration, NIH Animal Welfare Assurance, DEA License, and US Fish and Wildlife Permit

Bioanalytical Systems Inc. (NASDAQ:BASI)

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Industry Overview – Growth Drivers

BASi
Your Scientific Connection

The American CRO market generated more than $10 billion in revenue in 2009 and is expected to reach $30 billion by 2015, according to equity research by Jeffries & Company, Inc.



American CRO Market Estimates: (2009 – 2015)
$US billion
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$10.0
$30.0
2009
2015

- The number of significant drugs that have reached or are nearing the end of their patent protection has benefited the CRO industry.
  - According to a study by Quintiles Transnational Corp., about $128 billion worth of branded drugs will lose patent protection between 2009 and 2014. Forward thinking companies have outsourced research work to CRO companies to increase productivity and accelerate outcomes.

- A significant portion of innovation in the pharmaceutical industry is now being driven by biotech and small, venture capital funded, drug development companies.
  - While several of the biotech companies have reached the status of major pharmaceuticals, the industry is still characterized by smaller entities.
  - These developmental companies generally do not have the resources to perform much of the research within their organizations, and are therefore dependent on the CRO industry for both their research and for guidance in preparing their FDA submissions.

Bioanalytical Systems Inc. (NASDAQ:BASI)

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Major Customers Principal clients are pharmaceutical development managers engaged in analytical chemistry, drug safety evaluation, clinical trials, drug metabolism studies, pharmacokinetics and basic neuroscience research from small start-up biotechnology companies to many of the largest global pharmaceutical companies . BASi continues to work with and build relationships with large pharmaceutical companies . During the past few years, the focus of large companies has been to look to and invest in, small innovative discovery companies for their new drugs. – BASi has focused sales and marketing toward this section of the market and has an increasing portfolio of smaller companies who look to outsource their programs to smaller flexible CRO’s. – BASi’s culture of good customer service, flexibilty and excellent regulatory record ideally positions BASi as the CRO of choice. BASi’s strategy is to seek out preferred provider agreemen ts (PPA). These agreemen ts allow better fiscal managemen t for both the customer and BASi and provide a source of continual and easily forecasted revenue . Bioanalytical Systems Inc. (NASDAQ:BASI) Page 8

Drug Discovery and Development Business Segments ]Contract Research Services Contract Research Services – BASi’s Advantage Business Segments -Research Products Scientific and Professional Depth BASi’s Focus and Strategy

Drug Discovery and Development Bioanalytical Systems Inc. (NASDAQ:BASI) Page 10

Business Segments -Contract Research Services BASi’s Contract Research Services segment provides screening and pharmacological testing, nonclinical safety evaluation, pharmaceutical testing, regulatory compliance and quality control testing for drug developers . Non Clinical and Pathology Services – Determine the safety and toxicity of new drugs ; a key milestone for approval to allow administration to patients Bioanalytical Testing – Analyze specimens from preclinical and clinical trials to measure drug and metabolite concentrations. Product Characterization, Method Development and Validation – Analytical methods used to determine the potency, purity, chemical compos ition, structure and physical properties of a compoun d. Stability Testing – Test stability of drug substances and products . Bioanalytical Systems Inc. (NASDAQ:BASI) Page 11

Contract Research Services – BASi’s Advantage In implementing its strategy to provide a service to its customers early in the drug discovery phase and work with the company to realize their milestones, BASi has created unique service offerings that capitalize on its internal expertise in services and products . BASi has developed the CULEX system to provide a unique drug screening service and incorporate Dried Blood Spot (DBS) technology . The CULEX in vivo discovery service offers small innovative companies the opportunity to screen various new drugs in live animals by dosing and sampling automatically from conscious animals, providing more meaningful information and helping to better identify drug candidates for further development . The CULEX has been modified to extend the discovery service to larger animals such as dogs and monkeys, further increasing the potential of the discovery screening program . BASi has responded to customer needs in utilizing the DBS technolo gy and has developed a process that can generate DBS from CULEX experiments . Bioanalytical Systems Inc. (NASDAQ:BASI) Page 12

Research Products BASi’s products business is focused on expediting preclinical screening of developmental drugs. BASi develops, manufactures and markets state-of-the-art In Vivo sampling systems and accessories, physiology monitoring tools and liquid chromatography and electrochemistry instruments platforms . Analytical Products -Products purchased primarily by industrial research companies and academic institutions used for analyzing and monitoring drugs throughout different phases of the life cycle. In Vivo Sampling Products -Used by pharmaceutical researchers to dose animals and collect biological samples from animals (blood, bile, urine, feces or any bio-fluid). Since dosing and sample collections are automated, animals are not manually handled, reducing stress on the animals and producing more representative data. Vetronics’ Products -Instruments and related software used to monitor and diagnose cardiac function and measure other vital parameters for cats and dogs in veterinary clinics.

Scientific and Professional Depth BASi’s pool of scientific and professional talent will enable future growth. Of 240 total employees, there are: – 25 Ph.D s in various sciences – 1 Doctor of Veterinary Medicine – 42 Masters in Sciences and Business – 100 Bachelors in various disciplines – 28 Associate degrees Bioanalytical Systems Inc. (NASDAQ:BASI) Page 14

BASi’s Focus and Strategy FOCUS Culex franchise for automated dosing and sampling in rodents being extended up to primates New product development Expands service offering Next generation of instrumentation, software and service BASi has taken a leadership position in adopting/adapting Dried Blood Spot (“DBS”) technology and methods Anticipated June roll-out of Culex DBS products New senior management is dedicated to building BASi’s unique market position New sales leadership is building dynamic team to address emerging markets STRATEGY Consolidate financial position Develop existing core business services Toxicology, bioanalysis and pharmaceutical testing Introduce systems to improve efficiencies (eg. E-notebooks) Invest in new LC-MS systems Attract business currently unattainable Develop new CULEX System Enhance capabilities – telemetry, sensors Partner with specialist technique provider Consolidate BASi’s position in Discovery Partner with companies to provide broader access to market Bioanalytical Systems Inc. (NASDAQ:BASI) Page 15

Financials – Income Statement & Projections Public Comparables Use of Proceeds Management Team Scientific Depth Ownership & Capitalization Table

Financials – Income Statement & Projections BASi is poised to have a strong 2011, having recently given guidance that they will become profitable and have sales of $35.1M, an increase of 15% over the previous year. The pace of new contracts is increasing Company believes that the Cash-Flow break-even number is $28.0M BASi Income Statement & Projections (in Millions USD) 2010(1) 2011E(2) Revenue $30.5 $35.1 Cost of Goods Sold (COGS) $21.6 $23.4 Gross Profit $8.9 $11.7 EBITDA $2.4 $5.1 Net Income ($0.9) $1.6 Basic EPS ($0.2) $0.3(3) (1) 2010 numbers are for the trailing 12 months ended December 31, 2010. (2) 2011 Estimate for the Fiscal Year ending September 30, 2011. (3) 2011E Basic EPS based on 4,915,318 total shares outstanding . (4) The following is a reconciliation of Earnings Before Interest, Taxes, Depreciation & Amortization ("EBITDA") to Net Earnings for the twelve month ended December 31, 2010 as presented elsewhere in this presentation (in millions): Net Loss $ (0.9) Add: Interest 1.0 Depreciation & Amortization 2.3 EBITDA $ 2.4 EBITDA is presented because we believe that it is an important metric for evaluatin g our operating performance . Moreover , EBITDA facilitates comparison of our results of operations with companies in our industry which may have different capital structures . EBITDA excludes the effects if financing and investing activities by eliminating the effects of interest, income taxes, depreciation and amortization . In addition, certain of these items may vary significantly from period to period and may have a disproportionate effect in a given period, which may affect the comparability of the results. Investors are cautioned that the usefulness of EBITDA is limited by the fact that it excludes items which have or have had an effect on our overall financial performance, including the effects of our capital structure and the nature of our assets and liabilities . Due to these limitations, we use EBITDA only in addition to and in conjunction with results presented in accordance with GAAP. We strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and not to rely on any single financial measure . Further becaues non-GAAP measures are not standardized, it may not necessarily be possible to compare our use of EBITDA with non-GAAP financial measures having the same or similar names used by other companies . Bioanalytical Systems Inc. (NASDAQ:BASI) Page 17

Public Comparables Relevant public comparables are currently trading at an average of approximately 12.6x TEV/EBITDA and 1.4x TEV/Revenue for the LTM period. Comparable Public Company Analysis: (Contract Research Services -US Exchanges) ($ in millions, except per share data) 3/15/2011 BALANCE SHEET INCOME STATEMENT VALUATION MULTIPLES Stock Market Total Enterprise Total Revenue EBITDA EPS TEV/ Revenue TEV / EBITDA P/E Company Name Symbol Price Capitalization Value LTM LTM LTM LTM LTM LTM Contract Research Services -U.S. Exchanges ShangPharma Corporation NYSE:SHP $12.2 $235.7 $262.3 $84.5 $18.5 $0.8 3.1x 14.2x 15.8x MEDTOX Scientific Inc. NASDAQ:MTOX $16.1 $143.5 $142.2 $97.1 $10.4 $0.3 1.5x 13.6x 47.4x Kendle International Inc. NASDAQ:KNDL $8.7 $134.6 $250.4 $448.3 $26.5 ($0.3) 0.6x 9.5x NM Albany Molecular Research Inc. NASDAQ:AMRI $4.4 $128.6 $100.3 $198.1 $5.7 ($2.1) 0.5x 17.6x NM SeraCare Life Sciences , Inc. NASDAQ:SRLS $3.8 $73.5 $57.4 $49.6 $7.3 $0.4 1.2x 7.9x 10.6x Mean 1.4x 12.6x 24.6x Bioanalytical Systems Inc. NASDAQ:BASI $1.9 $9.5 $18.4 $30.5 $2.4 ($0.2) 0.6x 7.7x NM * Stock price reflective of the close on: March 15th, 2011 ** Source: Capital IQ Bioanalytical Systems Inc. (NASDAQ:BASI) Page 18

Financials – Use of Proceeds The Use of Proceeds in this $5.0M capital raise are to fund the purchase of laboratory equipment and for working capital & general corporate purposes . Use of Proceeds Table Description $ Amount Gross Proceeds $5.0M Purchase of Laboratory Equipment $1.0M Working Capital, General Corporate Purposes, and Transaction Costs $4.0M Bioanalytical Systems Inc. (NASDAQ:BASI) Page 19

Management Team BASi’s seasoned management team has many years of experience in clinical research services and products . Anthony S. Chilton, Ph.D -President & CEO – 30+ years as a scientist and executive in leading life science companies in the UK, Canada and the United States. – Prior to joining the Company, Dr. Chilton was in charge of early development programs at Atherogenics, Inc., a private biomedical company developing new drug treatments for cardiovascular diseases . – Former VP of the Biopharmaceutical Development Division of Cardinal Health Inc. (NYSE:CAH), a major supplier of distribution and scientific services to pharmaceuticals, which he joined through a predecessor company in 1998. – Received BS in Chemistry from the University of East Anglia and his PhD in Analytical Chemistry from the University of Hertfordshire . John B. Landis, Ph. D – Chairman of the Board – Former Senior VP, Pharmaceutical Sciences of Schering -Plough. – Former Senior VP, Preclinical Development at Pharmacia Corporation, a developer of prescription pharmaceutical products, including primary care, hospital care, cancer care, ophthalmology, and endocrine care products . – Former Executive Director of Quality Control with Upjohn LLC, a subsidiary of Pfizer (NYSE:PFE) . – Currently is an Adjunct Professor at Purdue University’s Department of Chemistry . – Received BS in Chemistry from Kent State University and a MS in Analytical Chemistry and Ph.D in Analytical Chemistry from Purdue University . Bioanalytical Systems Inc. (NASDAQ:BASI) Page 20

Management Team (continued ) BASi’s seasoned management team has many years of experience in clinical research services and products . Michael R. Cox – CFO – Former Vice President of Finance and CFO of Integrity Pharmaceutical Corporation, a manufacturer of OB/GYN and Urology healthcare products and nutritional supplements . – Former Senior Vice President of Finance for Intergen Company, a private biotech manufacturing and research products company . – Former Partner in Touche Ross & CO before it was acquired by Deloitte & Touche, LLP. – Received BS in Business Administration from the University of North Carolina . Alberto Hidalgo -Vice President of Business Development and Marketing – Over 15 years of senior-level sales experience with CRO and Pharma with responsibilities for US and global business . – Former National Director of Sales with Covance Central Laboratory Services, one of the largest divisions of Covance Inc. (NYSE:CVD), one of the world’s largest and most comprehensive drug development companies . – Held various positions at Eli Lilly & Co. (NYSE:LLY), a major developer, manufacturer and distributor of pharmaceutical products worldwide, including Director of Sales, for Eli Lilly Export, Puerto Rico. – Received BS in BioChemical Engineering from Rutgers University and an MBA in Marketing and International Business from the Ross School of Business, University of Michigan . Bioanalytical Systems Inc. (NASDAQ:BASI) Page 21

Financials – Ownership & Capitalization Table The Company currently has 4,915,318 shares of outstanding common stock OWNERSHIP TABLE Holder Name % of Outstanding Executives and Directors Michael R. Cox (CFO) 1.7% Anthony S. Chilton (President & CEO) 1.4% Other Executive Officers and Directors 1.3% Total Executives and Directors 4.4% Thomas A. Harenburg 5.6% Peter T. Kissinger (Co-Founder) 26.0% Public Float and Other 95.6% TOTAL 100.0% CAPITALIZATION TABLE Description Number Common Shares Outstanding 4,915,318 Stock Options Outstanding (Weighted Average Exercise of $2.64) 691,500 (1) Sources include the Company’s Form S-1 Bioanalytical Systems Inc. (NASDAQ:BASI) Page 22

Contact Info Bioanalytical Systems Inc. 2701 Kent Avenue West Lafayette, IN Telephone: 765.463.4527 Facsimile: 765.497.1102 Web: www.BASinc.com Bioanalytical Systems Inc. (NASDAQ:BASI) Page 23